SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on December 11, 2009 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Green Mountain Coffee Roasters, Inc., a Delaware corporation (“GMCR”), through its wholly owned subsidiary, Pebbles Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive $35.00 in cash, without interest, upon the terms and subject to the conditions set forth in GMCR’s offer to purchase, dated December 11, 2009 (the “Offer to Purchase”). The Offer to Purchase is contained in the Schedule TO filed by GMCR with the SEC on December 11, 2009 (as amended or supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized term used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the subsection entitled “Litigation”:

On December 23, 2009, an amended complaint to the previously filed action entitled George Mendenhall, individually and on behalf of all others similarly situated v. J. Russell Phillips, et al. (the “Amended Complaint”) was filed in the Superior Court of the State of California for the County of Orange. The Amended Complaint names as defendants Diedrich, the members of the Board of Directors of Diedrich (the “Board”), GMCR and Purchaser. Among other things, the Amended Complaint alleges that the members of the Board breached their fiduciary duties to Diedrich stockholders by failing to provide adequate disclosures of material information concerning the transaction and also seeks an equitable assessment of attorneys’ fees and expenses for the benefit allegedly conferred by Plaintiff’s counsel on Diedrich stockholders through Plaintiff’s alleged involvement in the transaction. The Amended Complaint seeks class certification, certain forms of equitable relief, including enjoining the completion of the transaction contemplated by the Merger Agreement with GMCR until additional disclosures are provided, and an award of attorneys’ fees and expenses. On December 30, 2009, plaintiff filed an application with the Court for a temporary restraining order, a schedule for a motion for preliminary injunction and expedited discovery (the “Application”). On December 31, 2009, the Court denied the Application in its entirety. Diedrich, GMCR and Purchaser believe that the allegations of the Amended Complaint are without merit and intend to vigorously contest the action.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2009

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	Chief Financial Officer